Filed pursuant to Rule 433 dated July 11, 2013 relating to Preliminary Pricing Supplement No. 952 dated July 11, 2013 to Registration Statement No. 333-178081
Structured Investments	Morgan Stanley $ Knock-Out Notes Based on the Performance of a Basket Composed of Three Commodities due January 20, 2015
Principal at Risk Securities
General
•
The securities are designed for investors who are willing to forgo market floating interest rates on the securities in exchange for a payment at maturity that will vary depending on the performance, as measured on the Valuation Date, of an equally weighted basket composed of Brent blend crude oil, palladium and soybeans, which we refer to as the Basket Commodities.  If, as of the valuation date, the basket has not declined in value, as compared to its value on the pricing date, by more than 20%, you will receive a return at maturity that is the greater of (a) the Contingent Minimum Return of 11.4% and (b) the Basket Percent Change, subject to the Maximum Payment at Maturity.  If the Basket has declined in value by more than 20% from the Pricing Date to the Valuation Date, the Payment at Maturity will be solely based on the Basket Percent Change and you will be exposed on a 1 to 1 basis to the negative performance of the Basket over the term of the securities.  The payment at maturity may be less, and potentially significantly less, than the stated principal amount of the securities and could be zero.

•	Unsecured obligations of Morgan Stanley maturing January 20, 2015†.
•	Minimum purchase amount of $10,000 and minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•	The securities are expected to price on or about July 12, 2013 and are expected to settle on or about July 17, 2013.
•
All payments are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations, you could lose some or all of your investment.  These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Key Terms
Basket:	Basket Commodity	Bloomberg Ticker Symbol*	Basket Component Weighting
	Brent blend crude oil	CO1	33.3333%
	Palladium	PLDMLNPM	33.3333%
	Soybeans	S 1	33.3333%

* Bloomberg ticker symbols are being provided for reference purposes only.  With respect to each Basket Commodity, the Initial Price and the Final Price will be determined based on the prices published by the relevant exchange.

Knock-Out Event:
A Knock-Out Event occurs if, as of the Valuation Date, the Basket has declined in value, as compared to its value on the Pricing Date, by more than the Knock-Out Buffer Amount of 20%.  Therefore, a Knock-Out Event will occur if the Basket Percent Change is less than -20%.

Knock-Out Buffer Amount:	20%
Payment at Maturity:
If a Knock-Out Event HAS NOT occurred, you will receive a cash payment at maturity per security equal to $1,000 plus a return equal to $1,000 times the greater of (i) the Contingent Minimum Return and (ii) the Basket Percent Change, subject to the Maximum Payment at Maturity.  For additional clarification, please see “What is the Return on the Securities at Maturity Assuming a Range of Performance for the Basket?” on page PS-2.

If a Knock-Out Event HAS occurred, you will receive a cash payment at maturity that will reflect the percentage depreciation in the value of the Basket on a 1 to 1 basis.  Under these circumstances, your payment at maturity per $1,000 principal amount security will be calculated as follows:

$1,000 + ($1,000 x Basket Percent Change)

If a knock-Out Event occurs, the Basket Percent Change will be less than -20% and, therefore, you will lose more than 20%, and possibly all, of your investment.  There is no minimum payment at maturity.

Contingent Minimum Return:	11.4%.
Maximum Payment at Maturity:	$1,150 per security (115% of the stated principal amount)
Basket Commodity Price:
For any trading day: Brent blend crude oil: the official settlement price per barrel (as stated in U.S. dollars); palladium: the afternoon fixing price per troy ounce (as stated in U.S. dollars) and soybeans: the official settlement price per bushel (as stated in U.S. cents). For full descriptions, please see PS-6 of the accompanying preliminary pricing supplement entitled “Summary of Pricing Supplement”.

Basket Percent Change:	The sum of the products of, with respect to each Basket Commodity: [(Final Price – Initial Price) / Initial Price] × Weighting
Initial Price:	With respect to each Basket Commodity, the Basket Commodity Price for such Basket Commodity on the Pricing Date
Final Price:	With respect to each Basket Commodity, the Basket Commodity Price for such Basket Commodity on the Valuation Date
Valuation Date:	January 14, 2015†
Maturity Date:	January 20, 2015†
Pricing Date:	July 12, 2013
Issue Date:	July 17, 2013 (3 business days after the Pricing Date)
Estimated value on the Pricing Date:	Approximately $970.10 per security, or within $15.00 of that estimate. See “Additional Terms Specific To The Securities” on page PS-2.
CUSIP / ISIN:	61762GAC8 / US61762GAC87
† Subject to postponement for non-trading days and certain market disruption events and as described under “Description of Securities — Maturity Date” and “—Valuation Date” in the accompanying preliminary pricing supplement.

Investing in the securities involves a number of risks.  See “Risk Factors” beginning on page PS-14 of the accompanying preliminary pricing supplement and “Selected Risk Considerations” beginning on page PS-8 of this document.

Morgan Stanley has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov.  Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and this document if you so request by calling toll-free 1-800-584-6837.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced.  We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance.  In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document or the accompanying preliminary pricing supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to public(1)	Fees and commissions(1)(2)	Proceeds to issuer(3)
Per security	100%	1.25%	98.75%
Total	$	$	$
(1)
J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the Agent, a fixed sales commission of 1.25% for each security it sells.  In addition, JPMorgan Chase Bank, N.A. will purchase securities from Morgan Stanley & Co. LLC for sales to certain fiduciary accounts at a purchase price to such accounts of 98.75% of the stated principal amount per security and will forgo any sales commission with respect to such sales.

(2)
Please see “Supplemental Plan of Distribution; Conflicts of Interest” in this document and “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement for information about fees and commissions.

(3)	See “Use of Proceeds and Hedging” on page PS-13.

THE AGENT FOR THIS OFFERING, MORGAN STANLEY & CO. LLC (“MS & CO.”), IS OUR WHOLLY-OWNED SUBSIDIARY.  SEE “SUPPLEMENTAL PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST” BELOW.
THE SECURITIES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Morgan Stanley
July 11, 2013

Additional Terms Specific to the Securities

You should read this document together with the prospectus dated November 21, 2011, as supplemented by the prospectus supplement dated November 21, 2011 and the preliminary pricing supplement dated July 11, 2013.  This document, together with the documents listed below, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying preliminary pricing supplement, as the securities involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

You may access these documents on the SEC website at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Preliminary pricing supplement No. 952 dated July 11, 2013:
http://www.sec.gov/Archives/edgar/data/895421/000095010313004280/dp39549_424b2-ps952.htm
•	Prospectus supplement dated November 21, 2011:
http://www.sec.gov/Archives/edgar/data/895421/000095010311004876/dp27245_424b2-seriesf.htm
•	Prospectus dated November 21, 2011:
http://www.sec.gov/Archives/edgar/data/895421/000095010311004877/dp27266_424b2-debt.htm
Terms used in this document are defined in the accompanying preliminary pricing supplement, prospectus supplement or prospectus. As used in this document, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

The original issue price of each security is $1,000.  This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the Pricing Date will be less than $1,000.  We estimate that the value of each security on the Pricing Date will be approximately $970.10, or within $15.00 of that estimate.  Our estimate of the value of the securities as determined on the Pricing Date will be set forth in the final pricing supplement.

What goes into the estimated value on the Pricing Date?

In valuing the securities on the Pricing Date, we take into account that the securities comprise both a debt component and a performance-based component linked to the Basket Commodities.  The estimated value of the securities is determined using our own pricing and valuation models, market inputs and assumptions relating to the Basket Commodities, instruments based on the Basket Commodities, volatility and other factors including current and expected interest rates, as well as an interest rate related to the implied interest rate at which our conventional fixed rate debt trades in the secondary market (the “secondary market credit spread”).

What determines the economic terms of the securities?

In determining the economic terms of the securities, we use an internal funding rate which is likely to be lower than our secondary market credit spreads and therefore advantageous to us.  If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more terms of the securities, such as the Knock-Out Buffer Amount, the Maximum Payment at Maturity or the Contingent Minimum Return, would be more favorable to you.

What is the relationship between the estimated value on the Pricing Date and the secondary market price of the securities?

The price at which MS & Co. purchases the securities in the secondary market, absent changes in market conditions, including those related to the Basket Commodities, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors.  However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Basket Commodities, and to our secondary market credit spreads, it would do so based on values higher than the estimated value.  We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time.

What is the Return on the Securities at Maturity Assuming a Range of Performance for the Basket?

The following table and graph illustrate the return on the securities and the Payment at Maturity for a range of hypothetical Basket Percentage Changes, depending on whether or not a Knock-Out Event has occurred.  The “Return on Securities” as used in this document is the number, expressed as a percentage, that results from comparing the Payment at Maturity per security to the $1,000 stated principal amount.  The hypothetical returns set forth below reflect the Maximum Payment at Maturity of $1,150 per security (a return of 15% on the securities) and the Contingent Minimum Return of 11.4%.  The hypothetical returns set forth below are for illustrative purposes only and do not reflect the actual returns applicable to a purchaser of the securities.

Basket Percent Change	Payment on the Securities	Return on Securities
100.0%	$1,150	15.0%
80.0%	$1,150	15.0%
60.0%	$1,150	15.0%
40.0%	$1,150	15.0%
20.0%	$1,150	15.0%
15.0%	$1,150	15.0%
14.0%	$1,140	14.0%
12.0%	$1,120	12.0%
11.4%	$1,114	11.4%
10.0%	$1,114	11.4%
5.0%	$1,114	11.4%
0.0%	$1,114	11.4%
-5.0%	$1,114	11.4%
-10.0%	$1,114	11.4%
-20.0%	$1,114	11.4%
-21.0%	$790	-21.0%
-40.0%	$600	-40.0%
-60.0%	$400	-60.0%
-80.0%	$200	-80.0%
-100.0%	$0	-100.0%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the Payment at Maturity on the securities is calculated.  These examples assume the following hypothetical Initial Prices and reflect the Maximum Payment at Maturity of $1,150 per security and the Contingent Minimum Return of 11.4%:

Basket Commodity	Hypothetical Initial Price	Basket Commodity Weighting
Brent blend crude oil	$100	33.3333%
Palladium	$700	33.3333%
Soybeans	1,600¢	33.3333%

The actual Initial Prices will be determined on the Pricing Date.

Example 1: A Knock-Out Event has not occurred.  The Basket Percent Change is greater than 15% such that the Payment at Maturity is limited by the Maximum Payment at Maturity, and you do not participate in any further appreciation of the Basket.

Hypothetical Final Prices:
Brent blend crude oil	=	$205
Palladium	=	$1,050
Soybeans	=	2,000¢
Basket Percent Change	=	[(Final Price for Brent blend crude oil – Initial Price for Brent blend crude oil) / Initial Price for Brent blend crude oil] x Brent blend crude oil weighting, plus
		[(Final Price for palladium – Initial Price for palladium) / Initial Price for palladium] x palladium weighting, plus
		[(Final Price for soybeans – Initial Price for soybeans) / Initial Price for soybeans] x soybeans weighting
	=	[($205 – $100) / $100] x 33.3333%, plus
		[($1,050 – $700) / $700] x 33.3333%, plus
		[(2,000¢ – 1,600¢) / 1,600¢] x 33.3333%
	=	60%
Contingent Minimum Return	=	11.4%
Maximum Payment at Maturity	=	$1,150
Payment at Maturity	=	stated principal amount + [stated principal amount x (the greater of (i) Basket Percent Change and (ii) Contingent Minimum Return)], subject to the Maximum Payment at Maturity
	=	$1,150

Payment at Maturity = $1,150

Because a Knock-Out Event has not occurred and the Basket Percent Change of 60% would result in a Payment at Maturity that is greater than the Maximum Payment at Maturity, the investor receives the Maximum Payment at Maturity of $1,150 per security.

Although the value of the Basket has increased by 60% in this example, the Payment at Maturity is limited by the Maximum Payment at Maturity of $1,150 per security.

Example 2: A Knock-Out Event has not occurred.  The Basket Percent Change is greater than the Contingent Minimum Return but is less than 15% such that the Payment at Maturity is not limited by the Maximum Payment at Maturity.  You receive a return reflecting the appreciation of the Basket.

Hypothetical Final Prices:
Brent blend crude oil	=	$110
Palladium	=	$749
Soybeans	=	2,000¢
Basket Percent Change	=	[(Final Price for Brent blend crude oil – Initial Price for Brent blend crude oil) / Initial Price for Brent blend crude oil] x Brent blend crude oil weighting, plus

		[(Final Price for palladium – Initial Price for palladium) / Initial Price for palladium] x palladium weighting, plus
		[(Final Price for soybeans – Initial Price for soybeans) / Initial Price for soybeans] x soybeans weighting
	=	[($110 – $100) / $100] x 33.3333%, plus
		[($749 – $700) / $700] x 33.3333%, plus
		[(2,000¢ – 1,600¢) / 1,600¢] x 33.3333%
	=	14%
Contingent Minimum Return	=	11.4%
Maximum Payment at Maturity	=	$1,150
Payment at Maturity	=	stated principal amount + [stated principal amount x (the greater of (i) Basket Percent Change and (ii) Contingent Minimum Return)], subject to the Maximum Payment at Maturity
	=	$1,000 + (1,000 x 14%)
	=	$1,000 + $140
	=	$1,140
Payment at Maturity = $1,140

In this example, because a Knock-Out Event has not occurred and the Basket Percent Change of 14% is greater than the Contingent Minimum Return of 11.4%, the investor receives a Payment at Maturity or $1,140 per $1,000 principal amount security.

Example 3: A Knock-Out Event has not occurred.  The Basket Percent Change is negative but the Basket has not declined in value by more than the Knock-Out Buffer Amount of 20%  You receive a return reflecting the Contingent Minimum Return.

Hypothetical Final Prices:
Brent blend crude oil	=
Palladium	=
Soybeans	=
Basket Percent Change	=	[(Final Price for Brent blend crude oil – Initial Price for Brent blend crude oil) / Initial Price for Brent blend crude oil] x Brent blend crude oil weighting, plus
		[(Final Price for palladium – Initial Price for palladium) / Initial Price for palladium] x palladium weighting, plus
		[(Final Price for soybeans – Initial Price for soybeans) / Initial Price for soybeans] x soybeans weighting
	=	[($95 – $100) / $100] x 33.3333%, plus
		[($525 – $700) / $700] x 33.3333%, plus
		[(1,840¢ – 1,600¢) / 1,600¢] x 33.3333%
	=	-5%
Contingent Minimum Return	=	11.4%
Maximum Payment at Maturity	=	$1,150
Payment at Maturity	=	stated principal amount + [stated principal amount x (the greater of (i) Basket Percent Change and (ii) Contingent Minimum Return)], subject to the Maximum Payment at Maturity
	=	$1,000 + ($1,000 x 11.4%)
	=	$1,000 + $114
	=	$1,114
Payment at Maturity = $1,114

In this example, because a Knock-Out Event has not occurred, the investor receives the benefit of the Contingent Minimum Return of 11.4%.

Example 4: A Knock-Out Event has occurred.  The Basket Percent Change is -60% and investors are fully exposed to the negative performance of the Basket, as measured on the Valuation Date.

Hypothetical Final Prices:
Brent blend crude oil	=	$50
Palladium	=	$175
Soybeans	=	1,200¢
Basket Percent Change	=	[(Final Price for Brent blend crude oil – Initial Price for Brent blend crude oil) / Initial Price for Brent blend crude oil] x Brent blend crude oil weighting, plus
		[(Final Price for palladium – Initial Price for palladium) / Initial Price for palladium] x palladium weighting, plus
		[(Final Price for soybeans – Initial Price for soybeans) / Initial Price for soybeans] x soybeans weighting
	=	[($50 – $100) / $100] x 33.3333%, plus
		[($175 – $700) / $700] x 33.3333%, plus
		[(1,200¢ – 1,600¢) / 1,600¢] x 33.3333%
	=	-50%
Payment at Maturity	=	stated principal amount + (stated principal amount x Basket Percent Change)
	=	$1,000 + (-50%)
	=	$500
Payment at Maturity = $500

In this example, because a Knock-Out Event has occurred, the investor does not receive the benefit of the Contingent Minimum Return of 11.4% and is therefore exposed to the negative performance of the Basket on a 1 to 1 basis.  The investor receives a Payment at Maturity of $500 based on the Basket Percent Change of –50%, which is significantly less than the stated principal amount.

Selected Purchase Considerations

•
APPRECIATION POTENTIAL — The securities provide the opportunity to participate in the appreciation of the value of the Basket at maturity, subject to the Maximum Payment at Maturity.  If a Knock-Out Event HAS NOT occurred, in addition to the principal amount, you will receive at maturity no less than the Contingent Minimum Return of 11.4%, or a minimum payment at maturity of $1,114 for each security.  However, if a Knock-Out Event HAS occurred, you could lose a significant portion of your investment based on a 1% loss for every 1% negative Basket Percent Change.  Because the securities are our unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	EXPOSURE TO BASKET COMMODITIES — Investors who believe they have underweight exposure to commodities can use the securities as an alternative to a direct investment in the Basket Commodities.

•
CAPITAL GAINS TAX TREATMENT — You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the securities offered under the accompanying preliminary pricing supplement and is superseded by the following discussion.

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, a security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Assuming this treatment of the securities is respected, the following U.S. federal income tax consequences should result based on current law:

•	A U.S. Holder should not be required to recognize taxable income over the term of the securities prior to settlement, other than pursuant to a sale or exchange.

•
Upon sale, exchange or settlement of the securities, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the securities.  Such gain or loss should be long-term capital gain or loss if the investor has held the securities for more than one year, and short-term capital gain or loss otherwise.

Please read the discussion under “Selected Risk Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of an investment in the securities.

In 2007, the U.S. Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the securities should read the discussion under “Selected Risk Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Additionally, any consequences resulting from the Medicare tax on investment income are not discussed in this document or the accompanying preliminary pricing supplement.

The discussion in the preceding paragraphs under “Capital Gains Tax Treatment” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying preliminary pricing supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks.  Investing in the securities is not equivalent to investing directly in the Basket Commodities or in futures contracts or forward contracts on the Basket Commodities.  These risks are explained in more detail in the “Risk Factors” section of the accompanying preliminary pricing supplement dated July 11, 2013.

o
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR PRINCIPAL— The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the securities at maturity and do not pay you interest on the securities.  If a Knock-Out Event occurs, meaning, as of the Valuation Date, the Basket has declined in value, as compared to its value on the Pricing Date, by more than the Knock-Out Buffer Amount of 20%, you will be fully exposed on a 1 to 1 basis to the negative performance of the Basket over the term of the securities.  If a Knock-Out Event has occurred, because the Basket Percent Change will be less than -20% in this scenario, the Payment at Maturity on each security will be less than 80% of the stated principal amount of the securities.  There is no minimum payment at maturity and consequently, the entire principal amount of your investment is at risk.

o	THE SECURITIES DO NOT PAY INTEREST — Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity.

o
YOUR APPRECIATION POTENTIAL IS LIMITED — The appreciation potential of the securities will be limited by the Maximum Payment at Maturity.  The Payment at Maturity will never exceed the Maximum Payment at Maturity even if the Basket has substantially increased in value, as compared to its value on the Pricing Date.

o
THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE SECURITIES — You are dependent on Morgan Stanley’s ability to pay all amounts due on the securities at maturity, and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — In addition to the Basket Commodity Prices on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the market price of the Basket Commodities and futures contracts on the Basket Commodities and the volatility (frequency and magnitude of changes in value) of such prices;

o	trends of supply and demand for the Basket Commodities at any time, as well as the effects of speculation or any government activity that could affect the market for such commodities;

o	interest and yield rates in the markets generally;

o
geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Basket Commodities or commodities markets generally and which may affect the Basket Commodity Prices;

o	the time remaining until the maturity of the securities; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your securities prior to maturity.  For example, you may have to sell your securities at a substantial discount from the stated principal amount if the values of the Basket Commodities at the time of sale are at or below their Initial Prices and especially if a Knock-Out Event is likely to occur in light of the then-current value of the Basket Commodities or if market interest rates rise.

You cannot predict the future performance of any of the Basket Commodities or of the Basket as a whole based on their historical performance.  There can be no assurance that the Basket will not decline in value by more than the Knock-Out Buffer Amount such that you will receive at maturity an amount that is greater than the stated principal amount of the securities, or any amount at all.  The Basket Commodities may be, and have recently been, volatile, and we can give you no assurance that the volatility will lessen.

•
CHANGES IN THE PRICE OF ONE OR MORE OF THE BASKET COMMODITIES MAY OFFSET EACH OTHER — Price movements in the Basket Commodities may not correlate with each other.  At a time when the price of one Basket Commodity increases, the prices of the other Basket Commodities may not increase as much, or may decline.  Therefore, in calculating the Basket Percent Change on the Valuation Date, increases in the price of one Basket Commodity may be moderated, or wholly offset, by lesser increases or declines in the prices of other Basket Commodities.

•
SPECIFIC COMMODITIES PRICES ARE VOLATILE AND ARE AFFECTED BY NUMEROUS FACTORS SPECIFIC TO EACH MARKET — Investments, such as the securities, linked to the prices of commodities such as Brent blend crude oil, palladium and soybeans, are subject to sharp fluctuations in the prices of commodities over short periods of time for a variety of factors, including the principal factors set out below.  These factors may affect the price of Brent blend crude oil, palladium and soybeans, and therefore of the securities, in varying and potentially inconsistent ways.

o
Brent blend crude oil   — The price of Brent blend crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.  Brent blend crude oil is light sweet crude oil from the North Sea.  Most refinement takes place in Northwest Europe.  Brent blend crude oil prices are generally more volatile and subject to dislocation than prices of other commodities.  Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil.  Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel.  Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels.  Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions.  Demand is also influenced by government regulations, such as environmental or consumption policies.  In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event.  Supply for crude oil may increase or decrease depending on many factors.  These include production decisions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other crude oil producers.  OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply.  In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable.  Also, sudden and dramatic changes in the futures market may occur, for example, upon the commencement or cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.  Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes).

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Palladium — The price of palladium has fluctuated widely over the past several years. Because the palladium supply is both limited and concentrated, any disruptions in the supply of palladium tend to have a disproportionate effect on the price of palladium. Key factors that may influence prices are the mining policies and production costs in the most important palladium-producing countries, in particular, Russia, South Africa, the United States and Canada (which together account for over 90% of production), the size and availability of palladium stockpiles, global supply and demand as well as the level of economic activity of the main consuming countries. Investments in exchange-traded notes and funds linked to the price of palladium may also have an impact on palladium prices. The possibility of large-scale distress sales of palladium in times of crisis may also have a short-term negative impact on the price of palladium. For example, the 2008 financial crisis resulted in significantly depressed prices of palladium largely due to sales from institutional investors such as hedge funds and pension funds. Palladium is used in a variety of industries, in particular the automotive industry. Demand for palladium from the automotive industry, which uses palladium in catalytic converters, accounts for more than 50% of the industrial use of palladium, and a decline in the global automotive industry may impact the price of palladium. Palladium is also used in the electronics, dental and jewelry industries.  The price of palladium may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen.

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Soybeans — Demand for soybeans is in part linked to the development of agricultural, industrial and energy uses for soybeans.  In addition, prices for soybeans are affected by governmental programs and policies regarding agriculture and trade specifically, and fiscal and monetary issues, more generally.  Soybean prices are also affected by extrinsic factors such as weather, crop yields, natural disasters, pestilence, technological developments, wars and political and civil upheavals.  Soy biodiesel, animal agriculture, vegetable oil, edible soybean oil and new industrial uses are examples of major areas that may impact worldwide soybean demand.  In addition, substitution of other commodities for soybeans could also impact the price of soybeans.  The supply of soybeans is particularly sensitive to weather patterns such as floods, drought and freezing conditions, planting decisions and the price of fuel, seeds and fertilizers.  In addition, technological advances and scientific developments could lead to increases in worldwide production of soybeans and corresponding decreases in the price of soybeans.  The United States, Argentina and Brazil are the three largest suppliers of soybean crops.

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THE AMOUNT PAYABLE ON THE SECURITIES IS NOT LINKED TO THE VALUE OF THE BASKET AT ANY TIME OTHER THAN THE VALUATION DATE — The Basket Percent Change will be based on the Basket Commodity Price of each Basket Commodity on the Valuation Date, subject to adjustment for non-trading days and certain market disruption events.  Even if the Basket appreciates prior to the Valuation Date but then drops by the Valuation Date, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the value of the Basket prior to such drop.  Although the actual value of the Basket on the

Maturity Date or at other times during the term of the securities may be higher than its value on the Valuation Date, the Payment at Maturity will be based solely on the value of the Basket on the Valuation Date.

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INVESTING IN THE SECURITIES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE BASKET COMMODITIES OR IN FUTURES CONTRACTS OR FORWARD CONTRACTS ON THE BASKET COMMODITIES — Investing in the securities is not equivalent to investing directly in any of the Basket Commodities or in futures contracts or in forward contracts on any of the Basket Commodities.  By purchasing the securities, you do not purchase any entitlement to the Basket Commodities or futures contracts or forward contracts on the Basket Commodities.  Further, by purchasing the securities, you are taking credit risk to Morgan Stanley and not to any counter-party to futures contracts or forward contracts on the Basket Commodities.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN COMMODITY AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of the underlying asset and, therefore, the value of the securities.

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AN INVESTMENT LINKED TO COMMODITY FUTURES CONTRACTS IS NOT EQUIVALENT TO AN INVESTMENT LINKED TO THE SPOT PRICES OF PHYSICAL COMMODITIES — The securities have returns based on the change in price of futures contracts on the Brent blend crude oil and soybeans, not the change in the spot price of actual physical commodity to which such futures contracts relate.  The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the price of a physical commodity reflects the value of such commodity upon immediate delivery, which is referred to as the spot price.  Several factors can result in differences between the price of a commodity futures contract and the spot price of a commodity, including the cost of storing such commodity for the length of the futures contract, interest costs related to financing the purchase of such commodity and expectations of supply and demand for such commodity.  While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact.  In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related Basket Commodities, especially over longer periods of time.  Accordingly, investments linked to the return of commodities futures contracts may underperform similar investments that reflect the spot price return on physical commodities.

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THERE ARE RISKS RELATING TO THE TRADING OF METALS ON THE LONDON PLATINUM AND PALLADIUM MARKET — Palladium is traded on the London Platinum and Palladium Market (“LPPM”).  The price of palladium will be determined by reference to the fixing prices reported by the LPPM.  The LPPM is a self-regulatory association of bullion market participants.  Although all market-making members of the LPPM are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LPPM itself is not a regulated entity.  If the LPPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of palladium may be adversely affected.  The LPPM is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading.  For example, there are no daily price limits on the LPPM, which would otherwise restrict fluctuations in the prices of LPPM contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

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LACK OF LIQUIDITY — The securities will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the securities.  Morgan Stanley & Co. LLC (“MS & Co.”) may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time.  When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the securities, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the securities.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Since other broker-dealers may not participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities.  Accordingly, you should be willing to hold your securities to maturity.

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HEDGING AND TRADING ACTIVITY BY OUR SUBSIDIARIES COULD POTENTIALLY ADVERSELY AFFECT THE VALUE OF THE SECURITIES– One or more of our subsidiaries and/or third-party dealers expect to carry out hedging activities related to the securities (and possibly to other instruments linked to the Basket Commodities), including trading in futures contracts on the Basket Commodities, and possibly in other instruments related to the Basket Commodities.  Some of our subsidiaries also trade the Basket Commodities and other financial instruments related to the Basket Commodities on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the Pricing Date could increase the Initial Prices of the Basket Commodities and, as a result, could increase the level above which the Final Prices of the Basket Commodities must be on the Valuation Date so that you do not suffer a loss on your initial investment in the securities if a Knock-Out Event were to occur.  Additionally, such hedging or trading activities during the term of the securities could potentially affect the prices of the Basket Commodities, including the prices of the Basket Commodities on the Valuation Date, and whether a Knock-Out Event occurs, and, accordingly, the amount of cash, if any, you will receive upon a sale of the securities or at maturity.

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THE RATE WE ARE WILLING TO PAY FOR SECURITIES OF THIS TYPE, MATURITY AND ISSUANCE SIZE IS LIKELY TO BE LOWER THAN THE RATE IMPLIED BY OUR SECONDARY MARKET CREDIT SPREADS AND ADVANTAGEOUS TO US.  BOTH THE LOWER RATE AND THE INCLUSION OF COSTS ASSOCIATED WITH ISSUING, SELLING, STRUCTURING AND HEDGING THE SECURITIES IN THE ORIGINAL ISSUE PRICE REDUCE THE ECONOMIC TERMS OF THE SECURITIES, CAUSE THE ESTIMATED VALUE OF THE SECURITIES TO BE LESS THAN THE ORIGINAL ISSUE PRICE AND WILL ADVERSELY AFFECT SECONDARY MARKET PRICES– Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the securities in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the securities in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the securities less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Basket Commodities, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

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THE ESTIMATED VALUE OF THE SECURITIES IS DETERMINED BY REFERENCE TO OUR PRICING AND VALUATION MODELS, WHICH MAY DIFFER FROM THOSE OF OTHER DEALERS AND IS NOT A MAXIMUM OR MINIMUM SECONDARY MARKET PRICE– These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect.  As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the securities than those generated by others, including other dealers in the market, if they attempted to value the securities.  In addition, the estimated value on the Pricing Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your securities in the secondary market (if any exists) at any time.  The value of your securities at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.  See also “Many economic and market factors will impact the value of the securities” above.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.  We will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the Basket Commodity Prices of Basket Commodities and the securities.  In addition, MS & Co. has determined the estimated value of the securities on the Pricing Date.

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THE OFFERING OF THE SECURITIES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the securities as an “open transaction” for U.S. federal income tax purposes, the offering of the securities will be terminated.

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LEGAL AND REGULATORY CHANGES COULD ADVERSELY AFFECT THE RETURN ON AND VALUE OF YOUR SECURITIES — Futures contracts and options on futures contracts, including those related to the Basket Commodities or the index commodities, are subject to extensive statutes, regulations, and margin requirements.  The Commodity Futures Trading Commission, commonly referred to as the “CFTC,” and the exchanges on which such futures contracts trade are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading.  Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period.  These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts.  The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action.  In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general.  The effect on the value of the securities of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the securities.

For example, the Dodd-Frank Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the amount of positions that may be held by any person in futures contracts on a commodity, options on such futures contracts and swaps that are economically equivalent to such contracts.  The CFTC adopted interim and final position limits that would have applied to a party’s combined futures, options and swaps position in any one of 28 physical commodities and economically equivalent futures, options and swaps.  These limits would have, among other things, expanded existing position limits applicable to options and futures contracts to apply to swaps and applied them across affiliated and controlled entities and accounts.  The CFTC’s position limit rules were due to take effect on October 12, 2012, but the U.S. District Court for the District of Columbia vacated the position limit rules and remanded them to the CFTC.  The CFTC has appealed the court’s decision.  If position limit rules are ultimately upheld in an appeal or if substantially similar rules are adopted and implemented by the CFTC, such rules could interfere with our ability to enter into or maintain hedge positions in instruments subject to the limits, and consequently, we may need to decide, or be forced, to sell a portion, possibly a substantial portion, of our hedge position in the basket commodities or futures contracts on such basket commodities or related contracts.  Similarly, other market participants would be subject to the same regulatory issues and could decide, or be required to, sell their positions in the basket commodities or futures contracts on the basket commodities or related contracts.  While the effect of these or other regulatory developments are difficult to predict, if this broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the prices of the basket commodities or futures contracts on the basket commodities and therefore, the value of the securities.
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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCERTAIN.  Please read the discussion under “Selected Purchase Considerations―Capital Gains Tax Treatment” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the securities.  If the IRS were successful in asserting an alternative treatment for the securities, the timing and character of income on the securities might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one possible treatment, the IRS could seek to recharacterize the securities as debt instruments.  In that event, U.S. Holders would be required to accrue into income original issue discount on the securities every year at a “comparable yield” determined at the time of issuance (as adjusted based on the difference, if any, between the actual and the projected amount of any contingent payments on the securities) and recognize all income and gain in respect of the securities as ordinary income.  Because the securities provide for the return of principal except in the case of a knock-out event, the risk that a security would be recharacterized, for U.S. federal income tax purposes, as a debt instrument giving rise to ordinary income, rather than as an open transaction, is higher than with other commodity-linked securities that do not contain similar provisions.  We do not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Use of Proceeds and Hedging

The proceeds we receive from the sale of the securities will be used for general corporate purposes.  We will receive, in aggregate, $1,000 per security issued, because, when we enter into hedging transactions in order to meet our obligations under the securities, our hedging counterparty will reimburse the cost of the Agent’s commissions.  The costs of the securities borne by you and described on page PS-2  above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the securities.

On or prior to the Pricing Date, we will hedge our anticipated exposure in connection with the Securities by entering into hedging transactions with our subsidiaries and/or third party dealers.  We expect our hedging counterparties to take positions in swaps and futures contracts on the Basket Commodities or positions in any other available instruments that they may wish to use in connection with such hedging.  Such purchase activity could potentially increase the Initial Prices of the Basket Commodities and, as a result, could increase the level above which the Final Prices of the Basket Commodities must be on the Valuation Date so that you do not suffer a loss on your initial investment in the Securities.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Securities by purchasing and selling swaps and futures contracts on the Basket Commodities or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities, including by selling any such instruments on the Valuation Date.  We cannot give any assurance that our hedging activities will not affect the value of the Basket and, therefore, adversely affect the value of the Securities or the payment you will receive at maturity, if any.

Historical Information

The following graph sets forth the historical performance of the Basket. The graph covers the period from January 1, 2008 through July 10, 2013 and illustrates the effect of the offset and/or correlation among the Basket Commodities during such period.  The graph does not attempt to show your expected return on an investment in the securities. You cannot predict the future performance of any of the Basket Commodities or of the Basket as a whole, or whether the strengthening of one or more of the Basket Commodities will be offset by the weakening of the other Basket Commodities, based on their historical performance.

We obtained the information in the graph below from Bloomberg Financial Markets (“Bloomberg”).  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.  In addition, the Basket Commodity Price will not be determined with reference to data published by Bloomberg.

The historical performance set out in the graph below should not be taken as an indication of future performance, and no assurance can be given as to the Final Price.  We cannot give you any assurance that the Basket will appreciate in value such that you will receive at maturity an amount that is greater than the stated principal amount of the securities, or any amount at all.  The Basket Commodities may be, and have recently been, volatile, and we can give you no assurance that the volatility will lessen.

Historical Basket Performance
January 1, 2008 through July 10, 2013

The following graphs set forth the historical performance of each respective Basket Commodity for the same period.

Daily Brent Blend Crude Oil Prices
January 1, 2008 through July 10, 2013

Daily Palladium Prices
January 1, 2008 through July 10, 2013

Daily Soybeans Prices
January 1, 2008 through July 10, 2013

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the securities.

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The securities are contractual financial instruments.  The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities.  The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i)
the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder’s investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii)
we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii)
any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)
neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the securities if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the securities by the account, plan or annuity.

Supplemental Plan of Distribution; Conflicts of Interest

MS & Co. will act as the Agent for this offering.  J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the Agent, a fixed sales commission of 1.25% for each security it sells.  In addition, JPMorgan Chase Bank, N.A. will purchase securities from MS & Co. for sales to certain fiduciary accounts at a purchase price to such accounts of 98.75% of the stated principal amount per security and will forgo any sales commission with respect to such sales.

MS & Co. is our wholly-owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the securities.  When MS & Co. prices this offering of securities, it will determine the economic terms of the securities such that for each security the estimated value on the Pricing Date will be no lower than the minimum level described in “Additional Terms Specific To The Securities” on page PS-2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.